Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions, except ratios)	Nine Months Ended September 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income tax expense	$272.7	$285.4	$122.0	$144.3	$204.8	$224.7
Fixed charges including interest on deposits	89.8	141.3	139.3	199.0	289.9	226.4

Earnings including interest on deposits	362.5	426.7	261.3	343.3	494.7	451.1
Less interest on deposits	68.8	107.4	112.8	173.4	262.1	213.6

Earnings excluding interest on deposits	$293.7	$319.3	$148.5	$169.9	$232.6	$237.5

Fixed charges:
Interest on deposits	$68.8	$107.4	$112.8	$173.4	$262.1	$213.6
Interest on borrowings	10.5	21.1	17.0	16.6	18.7	6.8
Estimated interest component of rent expense	10.5	12.8	9.5	9.0	9.1	6.0

Fixed charges including interest on deposits	89.8	141.3	139.3	199.0	289.9	226.4
Less interest on deposits	68.8	107.4	112.8	173.4	262.1	213.6

Fixed charges excluding interest on deposits	$21.0	$33.9	$26.5	$25.6	$27.8	$12.8

Ratio of earnings to fixed charges:
Excluding interest on deposits	13.99	9.42	5.60	6.64	8.37	18.55
Including interest on deposits	4.04	3.02	1.88	1.73	1.71	1.99